UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One):     Form 10-K        Form 20-F       Form 11-K    X  Form 10-Q
             ---              ---             ---            ---
    Form N-SAR
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For Period Ended:  September 30, 2005
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[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: ___________________

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

Middlesex Water Company
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Full Name of Registrant


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Former Name if Applicable

1500 Ronson Road
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Address of Principal Executive Office (Street and Number)

Iselin, New Jersey 08830
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City, State and Zip Code

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PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[_] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

Middlesex Water Company (the Company) was not able to file within the prescribed time period because of additional time required to complete the restatement of its Condensed Consolidated Balance Sheet as of December 31, 2004, and its Condensed Consolidated Statement of Cash Flows for the nine-month period ended September 30, 2004. As part of its financial reporting process review, management determined on November 5, 2005 that the Company needed to restate its consolidated financial statements. The Company expects to file its Quarterly Report on Form 10-Q for the period ended September 30, 2005 on or before the fifth calendar day from the original required filing date of November 9, 2005. In addition, the Company intends to amend the Consolidated Balance Sheets as of December 31, 2003 and 2004 and its Consolidated Statements of Cash Flows for the fiscal periods ended December 31, 2002, 2003 and 2004, originally filed in its 2004 Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2004 and its Condensed Consolidated Balance Sheet and Condensed Consolidated Statements of Cash Flows originally filed in its Quarterly Reports on Form 10-Q for the periods ended March 31, 2005 and June 30, 2005, as soon as practicable.

The Balance Sheet as restated will include previously unrecorded non-cash contributions of utility assets from developers and the related construction advance or contribution. Previously, the Company had recorded these transactions as of the date the cost and other information regarding the contributed property was received from the developer rather than the date the Company took ownership of the contributed property.

The Statement of Cash Flows as restated will exclude disclosure of non-cash activity within the statement. The previously reported cash flow information for the nine months ended September 30, 2004 included non-cash activity for construction advances and contributions for utility plant.

The restatement does not have any effect on net income, earnings applicable to common stock, cash flow from operations, or liquidity.

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PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                  A. Bruce O'Connor                  732 634-1500
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                        (Name)            (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[_] Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                             Middlesex Water Company
                             -----------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  November 9, 2005                         By  /s/ A. Bruce O'Connor
      ----------------                             ---------------------
                                                   A. Bruce O'Connor
                                                   Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).

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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
5. Electronic filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this Chapter).